SECURITI 06007950
Washington, D.C. 20549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Securities, Inc.
Apex Pryor Securities, a Division of Rice Financial Products

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

333 Clay Street, Suite 3010
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael C. Murray 713-650-1122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – if individual, state last, first, middle name)

700 Louisiana (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael C. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Pryor Securities, a Division of Rice Financial Products, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

LINDA LOVING
MY COMMISSION EXPIRES
May 13, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A☐ (m) A copy of the SIPC Supplemental Report.
- N/A☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Accountant's Supplementary Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

APEX SECURITIES, INC.

Statements of Financial Condition

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
Apex Securities, Inc.:

We have audited the accompanying statements of financial condition of Apex Securities, Inc. (the Company) as of December 31, 2005 and 2004. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Apex Securities, Inc. as of December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2006

APEX SECURITIES, INC.

Statements of Financial Condition

December 31, 2005 and 2004

Assets		2005	2004
Cash and cash equivalents	$	315,552	535,395
Investment securities, at fair value		1,008,570	—
Fees and other receivables		1,112,445	913,942
Deposit with clearing organization		300,214	104,229
Other assets		11,632	5,602
	$	2,748,413	1,559,168
Liabilities, Subordinated Borrowings, and Stockholder's Deficit			
Liabilities:			
Accounts payable and accrued liabilities	$	124,455	113,310
Payable to clearing organization		1,019,450	—
Total liabilities		1,143,905	113,310
Subordinated borrowings		2,071,508	1,920,257
Stockholder's deficit:			
Common stock, $0.20 par value. Authorized 10,000,000 shares; issued and outstanding 101,719 shares		20,344	20,344
Accumulated deficit		(487,344)	(494,743)
Total stockholder's deficit		(467,000)	(474,399)
Commitments			
	$	2,748,413	1,559,168

See accompanying notes to statements of financial condition.

(1) Nature of Organization and Summary of Significant Accounting Policies

(a) Nature of Organization

Apex Securities, Inc. (the Company) was incorporated on November 5, 1987 under the laws of the State of Texas and is a wholly owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as a broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

(b) Liquidity and Capital Resources

The Company had a net loss in 2004 of approximately $53,000 and an accumulated deficit of approximately $487,000 as of December 31, 2005. Management of Rice, the Company's parent, has committed to finance the Company, through the issuance of subordinated debt, in order to satisfy cash and capital requirements through 2006.

(c) Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

(d) Cash Equivalents

The Company considers all liquid financial instruments with original maturities of 90 days or less and not pledged or otherwise restricted as cash equivalents.

(e) Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting. Investment securities are reported at fair value. The fair values of investment securities are based on quoted market prices at the reporting date for those or similar investments. Any unrealized gains and losses are included in the statements of operations.

(f) Federal and State Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

The State of Texas franchise tax owed is the higher of a designated percentage of capital or a designated percentage of adjusted taxable income, payable annually. Although the franchise tax is paid subsequent to year-end, the portion of the franchise tax attributable to the Company's earnings is accrued in the fiscal year the earnings are recognized.

(2) Investment Securities

The Company invests in municipal and general obligation bonds. At December 31, 2005, these securities were classified as investment securities and are reported at fair value. At December 31, 2005, these securities had a cost of $1,019,450 and fair value of $1,008,570. Gross unrealized losses on these securities were $10,880 at December 31, 2005. The Company held no investment securities at December 31, 2004.

(3) Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $100,000 as of December 31, 2005 and 2004 be maintained by the Company. The deposit with the clearing organization is secured by marketable securities owned, bears interest at a rate determined by the clearing organization, and is due on demand.

(4) Income Taxes

Significant temporary differences that give rise to U.S. federal net deferred tax asset as of December 31, 2005 and 2004 are as follows:

		2005	2004
Deferred tax asset:			
Loss carryforwards	$	6,887	13,270
Charitable contributions		8,155	7,044
Total gross deferred tax asset		15,042	20,314
Less valuation allowance		(15,042)	(20,314)
Net deferred tax asset	$	—	—

A valuation allowance is provided for the deferred tax asset as management believes it is more likely than not that these assets may not be realized. During the years ended December 31, 2005 and 2004, the Company's valuation allowance decreased and increased by $5,272 and $13,984, respectively. The charitable contributions carryover will expire over the next five years.

(5) Commitments

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts which may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2005 and 2004.

(Continued)

The Company leases office facilities and equipment under noncancelable operating leases expiring through October 2009. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. At December 31, 2005, future minimum rental commitments on such leases are as follows:

		Amount
Year ending December 31:		
2006	$	64,363
2007		57,163
2008		57,163
2009		47,443

(6) **Subordinated Borrowings**

The borrowings under subordination agreements, from the Company's parent, including accrued interest, at December 31, 2005 and 2004 are as follows:

		2005	2004
Subordinated notes, 10%, due September 28, 2007	$	345,167	325,166
Subordinated notes, 15%, due April 30, 2008		302,359	279,859
Subordinated notes, 15%, due September 1, 2008		1,423,982	1,315,232
	$	2,071,508	1,920,257

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(7) **Minimum Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2005, the Company had net capital of $486,848, which exceeded its required net capital of $100,000 by $386,848. The Company's ratio of aggregate indebtedness to net capital was 2.35 to 1.

(8) **Related-Party Transactions**

The Company has accounts receivable from an affiliate resulting from various transactions. The affiliate receivables of $1,000,000 and $775,000 at December 31, 2005 and 2004, respectively, are included in fees and other receivables in the accompanying statements of financial condition.

(9) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession of Control Requirements" are not required.